SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS MASTER SERVICES AGREEMENT

WITH KELLOGG’S

February 17, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), has signed a Master Services Agreement (MSA) with Kellogg Company (“Kellogg’s”).

Kellogg’s is the world’s leading cereal company and a member of the Fortune 500 largest corporations in the United States. Kellogg's cereals, frozen foods and snacks can be found in more than 90 percent of all U.S. homes. The signed agreement formally establishes Snipp as a mobile technology supplier for its range of shopper marketing and loyalty solutions.

Under the agreement, Snipp will be providing Kellogg’s its SnippCheck receipt processing solution for use in the Kellogg’s Family Rewards Loyalty Program. The Kellogg’s Family Rewards Program has over 8 million members and is one of the largest brand loyalty programs in the country. As an alternate to its current code-on-pack redemption mechanisms, Kellogg’s will be using Snipp’s receipt processing solution to enable consumers to take photos of their receipts showing qualifying Kellogg’s purchases and have their points automatically credited into their loyalty account.

According to Snipp CEO, Atul Sabharwal, “We are pleased to announce this relationship with Kellogg’s and look forward to using our Receipt Processing capabilities to add value to and help evolve their ongoing loyalty program. SnippCheck provides consumers with an easier and more convenient redemption mechanism and allows our clients to create sophisticated promotion programs that can’t be done using mechanisms such as code on pack. As we continue to build on our success in the CPG industry, this agreement is yet another testament to our work in the segment.”

Please visit the all-new Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile

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receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.